SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 36	x

REGISTRATION STATEMENT

UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 39	x

STRATEGY SHARES

(Exact name of Registrant as Specified in Charter)

36 North New York Avenue

Huntington, NY 11743

(Address of Principal Executive Offices)

1-631-629-4237

(Registrant’s Telephone Number)

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

(Name and address of Agent for service)

(Notices should be sent to the Agent for Service)

Copies to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215-6101

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post –Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page)

3.	Exhibit (h)(12) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely for the purposes of amending Item 28 and filing a Sub-License Agreement as Exhibit (h)(12) of Item 28 to this Registration Statement on Form N-1A.

Part A and Part B of Post-Effective Amendment No. 35 to the Registration Statement filed on January 11, 2018 is incorporated herein by reference.

PART C: OTHER INFORMATION

Item 28.	Exhibits

(a)(1)	Certificate of Trust of Huntington Strategy Shares (the “Trust” or the “Registrant”) – Incorporated herein by reference to Registrant’s Initial Registration Statement on Form N-1A filed on November 22, 2010.

(a)(2)	Registrant’s Agreement and Declaration of Trust – Incorporated herein by reference to Registrant’s Initial Registration Statement on Form N-1A filed on November 22, 2010.

(a)(3)	Certificate of Amendment to Certificate of Trust - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(b)	Registrant’s By-Laws – Incorporated herein by reference to Registrant’s Initial Registration Statement on Form N-1A filed on November 22, 2010.

(d)(1)	Management Agreement between Registrant and Rational Advisors, Inc. dated January 1, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(d)(2)	Exhibit to Management Agreement between Registrant and Rational Advisors, Inc. with respect to the Strategy Shares Nasdaq 7 HANDL™ Index ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(d)(4)	Form of Trading Sub-Advisory Agreement between LifeSci Index Partners, LLC. and Vident Investment Advisory, LLC, with respect to the BioShares ETF - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016..

(d)(5)

Form of Sub-Advisory Agreement between Rational Advisors, Inc. and LifeSci Index Partners, LLC, with respect to the BioShares ETF, - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.

(d)(6)	Sub-Advisory Agreement between Rational Advisors, Inc. and Active Alts Inc., with respect to the Active Alts Contrarian ETF, - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.

(d)(7)	Sub-Advisory Agreement between Rational Advisors, Inc. and Tuttle Tactical Management LLC, with respect to the US Market Rotation Strategy ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 filed on August 10, 2016 (File No. 811-22497).

(e)(1)	ETF Distribution Agreement between Registrant and Foreside Fund Services, LLC dated May 1, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(e)(2)	Amendment to ETF Distribution Agreement between the Registrant and Foreside Fund Services, LLC, with respect to the Strategy Shares Nasdaq 7 HANDL™ Index ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(e)(3)	Form of Authorized Participant Agreement – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 14 filed on August 26, 2016.

(f)	Not applicable.

(g)(1)	Form of Custodial and Agency Services Agreement between the Registrant and Citibank, N.A. (“Custody Agreement”) – Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 3 filed on June 1, 2012.

(g)(2)	Fee Schedule for Custodial and Services Agreement between Registrant and Citi Fund Services Ohio, Inc. (“Citi”) – Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 3 filed on June 1, 2012.

(g)(3)	Amendment to Custodial and Agency Services Agreement between Registrant and Citibank dated May 14, 2013 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 2 filed on August 27, 2013.

(g)(4)	Amendment to Custodial and Agency Services Agreement between Registrant and Citibank dated – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 18 filed on September 21, 2016.

(g)(5)	Amendment to Custodial and Agency Services Agreement between Registrant and Citibank - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.
(g)(6)	Amendment to Custodial and Agency Services Agreement between Registrant and Citibank – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(h)(1)	Service Agreement between the Registrant and Citi Fund Services Ohio, Inc. – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 18 filed on September 21, 2016.

(h)(2)	Support Services Agreement between Rational Advisors and Citi Fund Services Ohio, Inc, - to be filed by Amendment.

(h)(3)	Expense Limitation Agreement between the Registrant and Rational Advisors – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 filed on August 10, 2016.

(h)(4) (h)(5)

Amended Exhibit A to the Expense Limitation Agreement between the Registrant and Rational Advisors with respect to the Strategy Shares Nasdaq 7 HANDL™ Index ETF - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

Expense Limitation Agreement between the Registrant and Active Alts, Inc. with respect to the Active Alts Contrarian ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.

(h)(6)	Management Services Agreement between the Registrant and MFund Services LLC dated April 29, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(h)(7)	Exhibit A to the Management Services Agreement between the Registrant and MFund Services LLC, with respect to the Strategy Shares Nasdaq 7 HANDL™ Index ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(h)(8)	Compliance Service Agreement between the Registrant and MFund Services LLC dated March 19, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(h)(9)	Amendment to Services Agreement between the Registrant and Citi Fund Services Ohio, Inc. dated November 1, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.
(h)(10)	Amendment to Services Agreement between the Registrant and Citi Fund Services Ohio, Inc. dated December 1, 2016 - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.

(h)(11) (h)(12)

Amendment to Services Agreement between the Registrant and Citi Fund Services Ohio, Inc. dated January 1, 2018 – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

Sub-License Agreement between Nasdaq, Inc. and Rational Advisors, Inc. with respect to the Strategy Shares 7 HANDL Index ETF – filed herewith.

(i)	Opinion and Consent of Counsel – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(j)	Consent of independent registered public accounting firm - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(k)	Not applicable.

(l)	Subscription Agreement between the Registrant and The Huntington National Bank – Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 3 filed on June 1, 2012.
(m)	Amended and Restated Distribution Plan, with respect to the Strategy Shares Nasdaq 7 HANDL™ Index ETF – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 35 filed on January 11, 2018.

(n)	Not applicable.

(o)(1)	Power of Attorney of Tobias Caldwell, Trustee of the Trust – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on September 1, 2017.

(o)(2)	Power of Attorney of Steven Lachenauer, Trustee of the Trust - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on September 1, 2017.

(o)(3)	Power of Attorney of Donald McIntosh, Trustee of the Trust – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on September 1, 2017.

(o)(4)	Power of Attorney of Jerry Szilagyi, President and Chief Executive Officer of the Trust - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on September 1, 2017.

(o)(5)	Power of Attorney of James Szilagyi, Treasurer and Chief Financial Officer of the Trust - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 29 filed on September 1, 2017.

(p)(1)	Code of Ethics for the Registrant – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 4 filed on August 27, 2014.

(p)(2)	Code of Ethics for Rational Advisors, Inc. - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(p)(3)	Code of Ethics of Tuttle Tactical Management, LLC - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(p)(4)	Code of Ethics of Foreside Fund Services, LLC - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8 filed on June 8, 2016.

(p)(5)	Code of Ethics of Vident Investment Advisory, LLC - Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.

(p)(6)	Code of Ethics of LifeSci Index Partners, LLC – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 27 filed on December 9, 2016.
(p)(7)	Code of Ethics of Active Alts Inc. – Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 18 filed on September 21, 2016.

Item 29.	Persons Controlled by or under Common Control with the Fund

None.

Item 30.	Indemnification

Pursuant to Article VII, Section 4 of the Registrant’s Agreement and Declaration of Trust, each of the Registrant’s Trustees, officers, and agents may be eligible to receive reimbursement from the Trust for certain losses incurred as a result of serving in such capacities. Each of the Trustees and officers may also be eligible to receive reimbursement from a Trust service provider for losses incurred in connection with services rendered by the provider under the following service contracts: (i) Management Agreement between the Trust and Rational Advisors, Inc. (“Rational”); (ii) Management Services Agreement between the Trust and MFund Services LLC; (iii) Distribution Agreement between the Trust and the Distributor; (iv) Services Agreement between the Trust and Citi Fund Services, Ohio, Inc. (“Citi”); (vi) Custodial and Agency Services Agreement between the Trust and Citibank, N.A. (“Citibank”); and (vii) the form of Authorized Participant Agreement. The Trustees and Officers are covered by the Trust’s Errors and Omissions Policy.

Under the Management Agreement and the Distribution Agreement, Rational and the Distributor, respectively, are eligible to receive reimbursement from the Trust for certain losses incurred under those agreements. Under the Services Agreement, the Custody and Agency Services Agreement, and the Management Services Agreement, the Trust’s agents and representatives, including Rational and Distributor, are eligible to receive reimbursement of certain losses from Citi, Citibank, and MFund Services LLC, respectively, in connection with services rendered by such providers under the agreements. Under the form of Authorized Participant Agreement, the Trust’s agents are eligible for reimbursement of losses resulting from certain activities of authorized participants. As a potential control person of a Fund (affiliate of a Fund), Rational may also be eligible for reimbursement of losses incurred in connection with services provided by the Distributor under the Distribution Agreement.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”) may be permitted to Trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Agreement and Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

Item 31.	Business and other Connections of the Investment Adviser

(a)      Rational Advisors, Inc. (“Rational”), 36 North New York Avenue, Huntington, NY 11743, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser, file number 801-60176. Rational is a wholly-owned subsidiary of Rational Capital LLC.

(i)	Rational has engaged in no other business during the past two fiscal years.

(ii) Jerry Szilagyi is the President of Rational, and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Trustee, Mutual Fund Series Trust, 17605 Wright Street, Omaha, Nebraska 68130;

Trustee, Variable Insurance Trust, 17605 Wright Street, Omaha, Nebraska 68130;

Managing Member of Catalyst Capital Advisors, 36 North New York Avenue, Huntington, NY 11743, a registered investment. Catalyst Capital Advisors LLC serves as advisor to certain series of Mutual Fund Series Trust (“MFST”), a registered investment company;

Managing Member, MFund Services LLC, 36 North New York Avenue, Huntington, NY 11743, an administrator to mutual funds (including each series of the Trust);

Managing Member, MFund Distributors LLC, 36 North New York Avenue, Huntington, NY 11743, (TBP), a provider of marketing services to mutual funds.

Managing Member, Abbington Capital Group LLC, 5 Abbington Drive, Lloyd Harbor, NY 11743, a strategic consulting firm to financial services companies;

President of USA Mutuals, Inc., 700 North Pearl Street, Suite 900, Dallas, Texas 75201, a registered investment advisor. Mutuals Advisors Inc. serves as the advisor to USA Mutuals, a registered investment company;

President, USA Mutuals, c/o U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, Milwaukee, WI 53202, a registered investment company;

Managing Member of AlphaCentric Advisors LLC, 36 North New York Avenue, Huntington, NY 11743, a registered investment advisor. AlphaCentric serves as an advisor to certain series of MFST.

(b)    Tuttle Tactical Management, LLC (“Tuttle Management”), 155 Lockwood Road, Riverside, CT 06878, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser, file number 801-72204.

(i)	Tuttle Management has engaged in no other business during the past two fiscal years.

(ii) Matthew Tuttle is the Managing Member, Chief Investment Officer and Chief Compliance Officer of Tuttle Management and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

President of Tuttle Wealth Management, LLC, 155 Lockwood Road, Riverside, CT 06878, a registered investment adviser.

Chief Investment Officer of Tuttle Wealth Management, LLC, 125 Greenwich Avenue, Greenwich, CT 06830, a registered investment adviser.

(c)     Vident Investment Advisory, LLC (“VIA”),Vident Investment Advisory, LLC (“Vident”), 300 Colonial Center Parkway, Suite 330, Roswell, GA, 30076, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser, file number 801-80534. Additional information regarding Vident, including information regarding any other businesses of a substantial nature engaged in by the firm and its officers, directors and partners in the last two years will be provided by subsequent amendment.

(d)    LifeSci Index Partners, LLC (“LifeSci”), 250 West 55th Street, Suite 16B, New York, NY 10019, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser, file number 801-80539.

(i)	LifeSci has engaged in no other business during the past two fiscal years.

(ii) Andrew McDonald is the Chief Executive Officer and Partner of LifeSci and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Chief Executive Officer of LifeSci Advisors, LLC, 250 West 55th Street, Suite 16B, New York, NY 10019.

Chief Executive Officer of LifeSci Capital, LLC, 250 West 55th Street, Suite 16B, New York, NY 10019.

(ii) Michael Rice is a Partner of LifeSci and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Partner of LifeSci Advisors, LLC, 250 West 55th Street, Suite 16B, New York, NY 10019.

Partner of LifeSci Capital, LLC, 250 West 55th Street, Suite 16B, New York, NY 10019.

(e)     Active Alts Inc. (“Active Alts”), 6 Old Hill Road, Westport, CT 06880, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser, file number 801-108358.

(i) Active Alts has engaged in no other business during the past two fiscal years.

(ii) Brad Lamensdorf, the President of Active Alts, has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Owner of BHL Advisors, LLC, a registered investment advisory firm.

Portfolio Manager of Ranger Alternative Management, LP, a privately-owned hedge fund sponsor.

Item 32.	Foreside Fund Services, LLC
Item 32(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:
1.	ABS Long/Short Strategies Fund
2.	Absolute Shares Trust
3.	AdvisorShares Trust

4.	American Beacon Funds
5.	American Beacon Select Funds
6.	Archstone Alternative Solutions Fund
7.	Ark ETF Trust
8.	Avenue Mutual Funds Trust
9.	BP Capital TwinLine Energy Fund, Series of Professionally Managed Portfolios
10.	BP Capital TwinLine MLP Fund, Series of Professionally Managed Portfolios
11.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
12.	Bridgeway Funds, Inc.
13.	Burnham Investors Trust
14.	Calamos ETF Trust
15.	Center Coast MLP Focus Fund, Series of Investment Managers Series Trust
16.	Context Capital Funds
17.	CornerCap Group of Funds
18.	Corsair Opportunity Fund
19.	Direxion Shares ETF Trust
20.	Eaton Vance NextShares Trust
21.	Eaton Vance NextShares Trust II
22.	Evanston Alternative Opportunities Fund
23.	Exchange Listed Funds Trust
24.	FEG Absolute Access Fund I LLC
25.	FlexShares Trust
26.	Forum Funds
27.	Forum Funds II
28.	FQF Trust
29.	FSI Low Beta Absolute Return Fund
30.	Henderson Global Funds
31.	Horizon Spin-off and Corporate Restructuring Fund, Series of Investment Managers Series Trust (f/k/a Liberty Street Horizon Fund)
32.	Horizons ETF Trust
33.	Infinity Core Alternative Fund
34.	Ironwood Institutional Multi-Strategy Fund LLC
35.	Ironwood Multi-Strategy Fund LLC
36.	John Hancock Exchange-Traded Fund Trust
37.	Little Harbor Multistrategy Composite Fund
38.	Lyons Funds
39.	Manor Investment Funds
40.	Miller/Howard Funds Trust
41.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
42.	Montage Managers Trust
43.	Palmer Square Opportunistic Income Fund
44.	PENN Capital Funds Trust
45.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
46.	Pine Grove Alternative Fund
47.	Pine Grove Alternative Institutional Fund
48.	Plan Investment Fund, Inc.
49.	PMC Funds, Series of Trust for Professional Managers
50.	Quaker Investment Trust
51.	Ramius Archview Credit and Distressed Feeder Fund
52.	Ramius Archview Credit and Distressed Fund
53.	Recon Capital Series Trust
54.	Renaissance Capital Greenwich Funds
55.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
56.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
57.	Salient MF Trust
58.	SharesPost 100 Fund

59.	Sound Shore Fund, Inc.
60.	Steben Alternative Investment Funds
61.	Steben Select Multi-Strategy Fund
62.	Strategy Shares
63.	The 504 Fund
64.	The Community Development Fund
65.	The Roxbury Funds
66.	TIFF Investment Program
67.	TrimTabs ETF Trust
68.	Turner Funds
69.	U.S. Global Investors Funds
70.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)
71.	Wintergreen Fund, Inc.
72.	WisdomTree Trust

Item 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None

Mark A. Fairbanks Jennifer K. DiValerio	Three Canal Plaza, Suite 100, Portland, ME 04101 899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President Vice President	None None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Item 32(c)	Not applicable.

Item 33.	Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of 1940 Act and rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

Registrant:	36 North New York Avenue, Huntington, NY 11743

Rational:	36 North New York Avenue, Huntington, NY 11743
Tuttle Management:	155 Lockwood Road, Riverside, CT 06878
VIA	300 Colonial Center Parkway, Suite 330, Roswell, GA, 30076
LifeSci	250 West 55th Street, Suite 16B, New York, NY 10019
Active Alts	6 Old Hill Road, Westport, CT 06880

Distributor:	Three Canal Plaza, Suite 100, Portland, ME 04101
Citi:	3435 Stelzer Road, Columbus, Ohio 43219
Citibank:	388 Greenwich Street, New York, New York 10048

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Fund has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Columbus and State of Ohio, on January 12, 2018.

STRATEGY SHARES

By:	/s/Michael V. Wible
Michael V. Wible Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated:

* _                                                                                                                  January 12, 2018

Jerry Szilagyi, President and Principal Executive Officer                      Date

*                                                                                                                     January 12, 2018

James Szilagyi, Treasurer and Principal                                                   Date

Financial Officer

*                                                                                                                     January 12, 2018

Tobias Caldwell, Trustee                                                                           Date

*                                                                                                                     January 12, 2018

Stephen Lachenauer, Trustee                                                                   Date

*                                                                                                                     January 12, 2018

Donald McIntosh, Trustee                                                                        Date

*By:	/s/ Michael V. Wible

Michael V. Wible

Attorney-in-Fact, pursuant to a Power of Attorney

Exhibits

Exhibit No. Name of Exhibit

(h)(12)	Sub-License Agreement between Nasdaq, Inc. and Rational Advisors, Inc. with respect to the Strategy Shares 7 HANDL Index ETF.